Exhibit 99.1

MEDIA RELEASE

November 2, 2023

Algoma Steel Group Reports Fiscal Second Quarter 2024 Financial Results

Second Quarter In line with Previously Announced Expectations

Positive Momentum on EAF Power Supply

Reiterated Outlook on Transformative EAF Project with $455.7 Million Invested to Date

SAULT STE. MARIE, ONTARIO (November 2, 2023) – Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or “the Company”), a leading Canadian producer of hot and cold rolled steel sheet and plate products, today announced results for its fiscal second quarter ended September 30, 2023.

Unless otherwise specified, all amounts are in Canadian dollars.

Business Highlights and Fiscal 2024 to Fiscal 2023 Second Quarter Comparisons

•	Consolidated revenue of $732.6 million, compared to $599.2 million in the prior-year quarter.

•	Consolidated income from operations of $36.8 million, compared to $5.6 million in the prior-year quarter.

•	Net income of $31.1 million, compared to $87.2 million in the prior-year quarter.

•	Adjusted EBITDA of $81 million and Adjusted EBITDA margin of 11.1%, compared to $82.7 million and 13.8% in the prior-year quarter (See “Non-IFRS Measures” below).

•	Cash flows generated from operations of $57.2 million, compared to cash flows used in operations of $66.1 million in the prior-year quarter.

•	Shipments of 548,998 tons, compared to 435,202 tons in the prior-year quarter.

•	Paid quarterly dividend of US$0.05/share.

Michael Garcia, the Company’s Chief Executive Officer, commented, “We delivered results in the fiscal second quarter that were in line with our previously disclosed outlook. Our results were impacted by significant declines in steel prices leading up to the now resolved labour stoppages at auto manufacturers in the United States. While we do expect the impact strikes had on the price environment, along with lower anticipated production due to our usual planned maintenance ahead of winter to have a material downward impact on Q3 F2024 results, index prices have risen and forward curves have rebounded sharply on recent price increase announcements and news of tentative agreements between the UAW and automakers. With the strikes behind us, we expect further recovery in steel demand and pricing.”

Mr. Garcia continued, “During the last quarter, we initiated the commissioning phase of our inline heavy gauge shear, a critical component of our Plate Mill modernization project. This marks a significant step towards achieving increased production by the end of the current calendar year. We also made significant progress in

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

our transformative electric arc furnace, or EAF project, including achieving two important milestones in securing the necessary power supply for our EAFs. First, Ontario’s Independent Electricity System Operator provided further positive indication on connecting our EAFs to the grid. This means we will have access to the power required to operate the EAFs at our current run rate annual business plan range of 2.2 - 2.4 million shippable tons without relying on hot metal. Additionally, the Ontario Government issued an Order in Counsel to accelerate regional power infrastructure upgrades, which provides further comfort that the necessary infrastructure will be in place to meet the long-term power requirements of our EAF project, allowing for increased future EAF production capacity.”

Mr. Garcia then shared financial insights on the EAF project, “As of September 30, 2023, we have invested a total of $455.7 million in the development of the EAF project, which represents approximately 54% of the anticipated project cost. Importantly, we have already secured contracts for approximately 80% of the forecasted total project expenses, with approximately 95% of these contracts being fixed price agreements. We anticipate finalizing contracts for the remaining forecast project expenses by end of the fiscal year.”

He elaborated on the funding strategy, saying, “We expect that funding for the project’s completion will be sourced from a combination of our existing cash reserves, available funds under our federal Strategic Innovation Fund (SIF) loan, utilization of excess working capital, and anticipated cash flows from our operations. Our strong balance sheet provides stability throughout market cycles as we progress towards the commissioning of the EAFs in late 2024.”

Second Quarter Fiscal 2024 Financial Results

Second quarter revenue totaled $732.6 million, compared to $599.2 million in the prior year quarter. As compared with the prior year quarter, steel revenue was $665.8 million, compared to $551.5 million, and revenue per ton of steel sold was $1,334, compared to $1,377.

Income from operations was $36.8 million, compared to $5.6 million in the prior-year quarter. The year over year increase was primarily due to improved steel shipment volumes and the absence of impacts in the year ago quarter of pension and post-employment benefit expenses associated with ratifying collective bargaining agreements, which more than offset lower realized steel pricing.

Net income in the second quarter was $31.1 million, compared to net income of $87.2 million in the prior-year quarter.

Adjusted EBITDA in the second quarter was $81.0 million, compared with $82.7 million for the prior-year quarter. This resulted in an Adjusted EBITDA margin of 11.1%. Average realized price of steel net of freight and non-steel revenue was $1,213 per ton, compared to $1,267 per ton in the prior-year quarter. Cost per ton of steel products sold was $1,089, compared to $1,199 in the prior-year quarter. Shipments for the second quarter increased by 26.1% to 548,998 tons, compared to 435,202 tons in the prior-year quarter. See “Non-IFRS Measures” below for an explanation of Adjusted EBITDA and a reconciliation of net income (loss) to Adjusted EBITDA.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Electric Arc Furnace

The Company has made substantial progress on the construction of two new state-of-the-art electric arc furnaces (“EAF”) to replace its existing blast furnace and basic oxygen steelmaking operations. The project timing and budget remain consistent with the outlook provided in the fiscal fourth quarter 2023 earnings release. As of September 30, 2023, the cumulative investment was approximately $455.7 million of the total projected cost of $825 million to $875 million. Of the total project expenditure to date, only $33 million is tied to time and material contracts, while the balance is fixed price in nature. Furthermore, expected chip shortages that have previously impacted the project timeline have eased, and a late calendar 2024 commissioning remains on track. Following the transformation to EAF steelmaking, Algoma’s facility is expected to reach an annual raw steel production capacity of approximately 3.7 million tons, matching its downstream finishing capacity, and to generate an approximate 70% reduction in the Company’s annual carbon emissions.

Quarterly Dividend

The Board has declared a regular quarterly dividend in the amount of US$0.05 on each common share outstanding, payable on December 29, 2023, to holders of record of common shares of the Corporation as of the close of business on November 30, 2023. This dividend is designated as an “eligible dividend” for Canadian income tax purposes.

Conference Call and Webcast Details

A webcast and conference call will be held on Friday, November 3, 2023 at 10:00 a.m. EDT to review the Company’s fiscal second quarter results, discuss recent events, and conduct a question-and-answer session.

The live webcast and archived replay of the conference call can be accessed on the Investors section of the Company’s website at www.algoma.com. For those unable to access the webcast, the conference call will be accessible domestically or internationally by dialing 877-425-9470 or 201-389-0878, respectively. Upon dialing in, please request to join the Algoma Steel Second Quarter Conference Call. To access the replay of the call, dial 844-512-2921 (domestic) or 412-317-6671 (international) with passcode 13741963.

Consolidated Financial Statements and Management’s Discussion and Analysis

The Company’s unaudited interim consolidated financial statements for the three and six months ended September 30, 2023, and Management’s Discussion & Analysis thereon are available under the Company’s profile on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov and under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding trends in the pricing of steel and other key inputs in the steelmaking process, impacts of labour stoppages, Algoma’s expectation to continue to pay a quarterly dividend, Algoma’s transition to EAF steelmaking, including the progress, costs and timing of completion of the Company’s EAF project, Algoma’s future as a leading producer of green steel, Algoma’s modernization of its plate mill facilities and the status and timing thereof, the connection of the EAFs to the

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Ontario power grid, transformation journey, ability to deliver greater and long-term value, ability to offer North America a secure steel supply and a sustainable future, and investment in its people, and processes, statements regarding the Company’s intended use of cash on hand, cash from operations and proceeds from the Company’s credit facilities, and the Company’s strategy, plans or future financial or operating performance. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “design,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should also consider the other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Information” in Algoma’s Annual Information Form, filed by Algoma with applicable Canadian securities regulatory authorities (available under the company’s SEDAR+ profile at www.sedarplus.ca) and with the SEC, as part of Algoma’s Annual Report on Form 40-F (available at www.sec.gov), as well as in Algoma’s current reports with the Canadian securities regulatory authorities and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

Non-IFRS Financial Measures

To supplement our financial statements, which are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”), we use certain non-IFRS measures to evaluate the performance of Algoma. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

Adjusted EBITDA, as we define it, refers to net income (loss) before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrant, earnout and share-based compensation liabilities, transaction costs, earnout and share-based compensation liabilities, transaction costs, listing expense, past service costs – pension, past service costs –post-employment benefits and share-based compensation related to Omnibus Long Term Incentive Plan. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net profit (loss) from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as we define and use it, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. It is included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin to be a useful measure of our operating performance and profitability across different time periods that enhance the comparability of our results. However, these measures have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as supplements to such results. See the financial tables below for a reconciliation of net income (loss) to Adjusted EBITDA.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. Driven by a purpose to build better lives and a greener future, Algoma is positioned to deliver responsive, customer-driven product solutions to applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in North America and is the only producer of discrete plate products in Canada. Its state-of-the-art Direct Strip Production Complex (“DSPC”) is one of the lowest-cost producers of hot rolled sheet steel (HRC) in North America.

Algoma is on a transformation journey, modernizing its plate mill and adopting electric arc technology that builds on the strong principles of recycling and environmental stewardship to significantly lower carbon emissions. Today Algoma is investing in its people and processes, working safely, as a team to become one of North America’s leading producers of green steel.

As a founding industry in their community, Algoma is drawing on the best of its rich steelmaking tradition to deliver greater value, offering North America the comfort of a secure steel supply and a sustainable future as your partner in steel.

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited)

As at,	September 30, 2023	March 31, 2023
expressed in millions of Canadian dollars
Assets
Current
Cash	$213.6	$247.4
Restricted cash	3.9	3.9
Taxes receivable	12.3	—
Accounts receivable, net	303.6	291.2
Inventories	822.7	722.7
Prepaid expenses and deposits	64.9	94.4
Other assets	6.6	6.7

Total current assets	$1,427.6	$1,366.3

Non-current
Property, plant and equipment, net	$1,276.7	$1,081.3
Intangible assets, net	0.9	0.9
Other assets	7.9	7.1

Total non-current assets	$1,285.5	$1,089.3

Total assets	$2,713.1	$2,455.6

Liabilities and Shareholders’ Equity
Current
Bank indebtedness	$0.4	$1.9
Accounts payable and accrued liabilities	283.4	204.6
Taxes payable and accrued taxes	60.2	14.4
Current portion of other long-term liabilities	0.5	0.4
Current portion of governmental loans	11.9	10.0
Current portion of environmental liabilities	2.2	4.5
Warrant liability	39.9	57.3
Earnout liability	14.3	16.8
Share-based payment compensation liability	28.5	33.5

Total current liabilities	$441.3	$343.4

Non-current
Long-term governmental loans	$122.8	$110.4
Accrued pension liability	204.0	184.0
Accrued other post-employment benefit obligation	210.5	222.9
Other long-term liabilities	4.0	3.7
Environmental liabilities	33.1	32.3
Deferred income tax liabilities	85.7	96.7

Total non-current liabilities	$660.1	$650.0

Total liabilities	$1,101.4	$993.4

Shareholders’ equity
Capital stock	$958.8	$958.4
Accumulated other comprehensive income	312.6	313.6
Retained earnings	359.4	211.6
Contributed deficit	(19.1)	(21.4)

Total shareholders’ equity	$1,611.7	$1,462.2

Total liabilities and shareholders’ equity	$2,713.1	$2,455.6

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Net Income

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
expressed in millions of Canadian dollars, except for per share amounts
Revenue	$732.6	$599.2	$1,559.8	$1,533.3
Operating expenses
Cost of sales	$664.8	$569.4	$1,304.3	$1,146.2
Administrative and selling expenses	31.0	24.2	54.4	52.6

Income from operations	$36.8	$5.6	$201.1	$334.5

Other (income) and expenses
Finance income	($3.1)	($4.6)	($6.4)	($6.5)
Finance costs	5.4	4.3	10.5	9.0
Interest on pension and other post-employment benefit obligations	4.8	4.0	9.6	7.4
Foreign exchange gain	(11.6)	(40.1)	(0.6)	(51.8)
Change in fair value of warrant liability	0.3	(35.1)	(17.2)	(73.5)
Change in fair value of earnout liability	(0.7)	(5.0)	(2.7)	(9.2)
Change in fair value of share-based compensation liability	(1.3)	(10.0)	(5.3)	(19.4)

	($6.2)	($86.5)	($12.1)	($144.0)

Income before income taxes	$43.0	$92.1	$213.2	$478.5
Income tax expense	11.9	4.9	51.2	89.8

Net income	$31.1	$87.2	$162.0	$388.7

Net income per common share
Basic	$0.29	$0.72	$1.49	$2.84
Diluted	$0.24	$0.36	$1.09	$1.95

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended September 30,		Six months ended September 30,
	2023	2022	2023	2022
expressed in millions of Canadian dollars
Operating activities
Net Income	$31.1	$87.2	$162.0	$388.7
Items not affecting cash:
Depreciation of property, plant and equipment and intangible assets	25.3	22.4	48.6	45.0
Deferred income tax benefit	(3.9)	(15.5)	(10.9)	(16.1)
Pension funding (in excess of) below expense	(0.3)	49.1	0.9	48.8
Post-employment benefit funding (in excess of) below expense	(1.5)	1.8	(3.4)	(0.3)
Unrealized foreign exchange gain on:
accrued pension liability	(4.3)	(12.8)	(0.2)	(16.8)
post-employment benefit obligations	(4.9)	(13.2)	—	(20.5)
Finance costs	5.4	4.3	10.5	9.0
Interest on pension and other post-employment benefit obligations	4.8	4.0	9.6	7.4
Accretion of governmental loans and environmental liabilities	3.8	3.2	7.4	6.3
Unrealized foreign exchange gain on government loan facilities	(3.1)	(6.4)	(0.5)	(9.3)
Increase (decrease) in fair value of warrant liability	0.3	(35.1)	(17.2)	(73.5)
Decrease in fair value of earnout liability	(0.7)	(5.0)	(2.7)	(9.2)
Decrease in fair value of share-based compensation liability	(1.3)	(10.0)	(5.3)	(19.4)
Other	2.1	(2.0)	3.6	(3.5)

	$52.8	$72.0	$202.4	$336.6
Net change in non-cash operating working capital	6.6	(133.3)	21.5	(121.1)
Share-based payment compensation and earnout units settled	—	(4.6)	—	(4.6)
Environmental liabilities paid	(2.2)	(0.2)	(2.8)	(0.4)

Cash generated by (used in) operating activities	$57.2	($66.1)	$221.1	$210.5

Investing activities
Acquisition of property, plant and equipment	($154.6)	($92.4)	($273.2)	($172.5)

Cash used in investing activities	($154.6)	($92.4)	($273.2)	($172.5)

Financing activities
Bank indebtedness (repaid) advanced, net	($1.0)	$0.1	($1.7)	$0.3
Transaction costs on bank indebtedness	(0.7)	—	(1.7)	—
Governmental loans received	23.8	15.2	42.3	15.2
Repayment of governmental loans	(2.5)	(2.5)	(5.0)	(5.0)
Interest paid	(0.1)	—	(0.2)	(0.1)
Dividends paid	(13.9)	(16.6)	(13.9)	(16.6)
Common shares repurchased and cancelled	—	(543.0)	—	(546.7)
Other	(0.3)	(0.3)	(0.3)	(0.3)

Cash generated by (used in) financing activities	$5.3	($547.1)	$19.5	($553.2)

Effect of exchange rate changes on cash	$5.1	$33.6	($1.2)	$64.8
Cash
Decrease in cash	(87.0)	(672.0)	(33.8)	(450.4)
Opening balance	300.6	1,136.9	247.4	915.3

Ending balance	$213.6	$464.9	$213.6	$464.9

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901

Algoma Steel Group Inc.

Reconciliation of Net Income to Adjusted EBITDA

	Three months ended September 30,		Six months ended September 30,
millions of dollars	2023	2022	2023	2022
Net income	$31.1	$87.2	$162.0	$388.7
Depreciation of property, plant and equipment and amortization of intangible assets	25.3	22.4	48.6	45.0
Finance costs	5.4	4.3	10.5	9.0
Interest on pension and other post-employment benefit obligations	4.8	4.0	9.6	7.4
Income taxes	11.9	4.9	51.2	89.8
Foreign exchange gain	(11.6)	(40.1)	(0.6)	(51.8)
Finance income	(3.1)	(4.6)	(6.4)	(6.5)
Inventory write-downs (depreciation on property, plant and equipment in inventory)	4.3	1.5	4.7	1.8
Carbon tax	12.2	0.1	14.7	3.1
Iincrease (decrease) in fair value of warrant liability	0.3	(35.1)	(17.2)	(73.5)
Decrease in fair value of earnout liability	(0.7)	(5.0)	(2.7)	(9.2)
Decrease in fair value of share-based payment compensation liability	(1.3)	(10.0)	(5.3)	(19.4)
Share-based compensation	2.4	(0.2)	3.0	2.7
Past service costs - pension benefits	—	49.5	—	49.5
Past service costs - post-employment benefits	—	3.8	—	3.8

Adjusted EBITDA (i)	$81.0	$82.7	$272.1	$440.4

Net income Margin	4.2%	14.6%	10.4%	25.3%

Net income / ton	$56.6	$200.4	$144.8	$399.6

Adjusted EBITDA Margin (ii)	11.1%	13.8%	17.4%	28.7%

Adjusted EBITDA / ton	$147.5	$189.9	$243.3	$452.8

(i)	See “Non-IFRS Financial Measures” in this Press Release for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

For more information, please contact:

Michael Moraca

Treasurer & Investor Relations Officer

Algoma Steel Group Inc.

Phone: 705.945.3300

E-mail: IR@algoma.com

Algoma Steel Inc. | 105 West Street, Sault Ste. Marie, ON, Canada P6A 7B4 | T: 705-945-2351 F: 705-945-2203 | algoma.com

YOUR PARTNER IN STEEL. SINCE 1901